Graymark Healthcare, Inc.
210 Park Avenue, Ste. 1350
Oklahoma City, Oklahoma 73102
June 10, 2011
By EDGAR
Jeffrey Riedler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Graymark Healthcare, Inc. Registration Statement on Form S-1 File No. 333-164232
Dear Mr. Riedler:
          Pursuant to Rule 461 under the Securities Act of 1933, the undersigned registrant (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 p.m. (Washington, D.C. time) on Tuesday June 14, 2011, or as soon as practicable thereafter. An oral request for acceleration of effectiveness may be made in the future. The Registrant is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.
          In connection with the Registrant’s request for acceleration of effectiveness of the above-referenced Registration Statement on Form S-1, the Registrant acknowledges that:
•	should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          If you have any questions regarding this request, please contact Robert Puopolo of our outside counsel, Greenberg Traurig, LLP at (617) 310-6033.

Sincerely, Graymark Healthcare, Inc.
By:	/s/ Stanton Nelson
	Name:	Stanton Nelson
	Title:	Chief Executive Officer

cc: Michael Rosenthall, Securities and Exchange Commission